APPENDIX A:
INVESTMENT RISKS

RELIANCE ON MANAGEMENT

As a securities holder, you will not be able to participate in Eastern Market Brewing Co's management or vote on and/or influence any managerial decisions regarding Eastern Market Brewing Co. Furthermore, if the founders or other key personnel of Eastern Market Brewing Co were to leave Eastern Market Brewing Co or become unable to work, Eastern Market Brewing Co (and your investment) could suffer substantially.

LACK OF ACCOUNTING CONTROLS

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

THE COMPANY IS NOT SUBJECT TO THE CORPORATE GOVERNANCE REQUIREMENTS OF THE NATIONAL SECURITIES EXCHANGES

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Eastern Market Brewing Co or management), which is responsible for monitoring Eastern Market Brewing Co's compliance with the law. Eastern Market Brewing Co will not be required to implement these and other investor protections.

INCOMPLETE OFFERING INFORMATION

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

CHANGES IN ECONOMIC CONDITIONS COULD HURT EASTERN MARKET BREWING CO

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Eastern Market Brewing Co's financial performance or ability to continue to operate. In the event Eastern Market Brewing Co ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

THE COMPANY MIGHT NEED MORE CAPITAL

Eastern Market Brewing Co. might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Eastern Market Brewing Co. is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

FINANCIAL FORECASTS RISKS

The financial forecasts provided by us herein are reasonable forecasts by us based upon the assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Eastern Market Brewing Co and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein.